Atna Nevada Gold Exploration Projects Update

Vancouver, B.C. (July 8, 2003) - Atna Resources Ltd. (ATN: TSX) is pleased to provide an update on its 2003 exploration program, currently underway on its six 100% owned Nevada gold prospects, located in the Northern Nevada Rift and Carlin Trend. Aggressive mapping, sampling and geophysical programs have identified a number of prospective targets that will be drilled this summer. Permitting applications are in process. Atna is currently negotiating with several mining companies to participate in joint venture agreements to explore some of its properties.

A recently completed gravity survey at Golden Cloud, adjacent to the Hecla/Great Basin Gold Ivanhoe deposit and the Placer Dome/Teck-Cominco Silver Cloud discovery, has defined major northwest striking structures similar to those associated with other deposits in the district. Atna has mapped a newly discovered large silica sinter field on the Golden Cloud property. The sinter sits above a basement high defined by the gravity survey and flanks one of the northwest striking structures. The sinter is geochemically anomalous in gold and mercury, with values increasing proximal to a prominent NW striking structure. Abundant cinnabar is readily visible in the surface outcrop. Feeder structures to overlying sinters host ore mineralization within sedimentary basement rocks at the adjacent Ivanhoe deposit. Newmont's nearby Ken Snyder mine and Placer Dome/Teck-Cominco's Silver Cloud discovery also have similar characteristics.

Detailed mapping of structure and alteration zonation is being done at the Beowawe prospect, located seven km south of Newmont's Mule Canyon mine. This area encompasses a geothermal system that has been active for millions of years. Mapping has extended the known hydrothermal system an additional 3 km to the west of the original target area, greatly increasing the prospective target size. Multiple, sub-parallel high-level chalcedonic quartz veins up to five meters wide are strongly anomalous in gold and other pathfinder elements. A geothermal well drilled on the western block of Atna's property intersected 7 g/t gold in a 100-foot composite sample. The veins display textures and hydrothermal alteration typical of near surface levels within gold bearing epithermal systems. Bonanza gold often occurs at the ‘boiling point’ in the hydrothermal system at a depth of 150 – 300 meters below the surface. The veins also carry sulphide mineralization. Gold grade at nearby Mule Canyon is reported to be proportionate to the amount of sulphide mineralization. An IP survey has begun to map out sulphide distribution and define drill targets at depth below the surface.

At the south end of the Carlin trend, mapping at the Triple Junction and Dixie Fork properties has focused on an area known as Jasperoid Wash, which is one of the largest zones of hydrothermal alteration in the district. This area is characterized by intense argillic alteration, silicification in structures, and barite associated with gold values up to 7 g/t Au. The properties occur within the Emigrant Graben, south of the Newmont's Rain deposit and on Rain parallel NW trending structures. The outcropping lithologies at Dixie Fork and Triple Junction occur stratigraphically above a limestone-siltstone contact, which hosts most of the known reserves in the Rain district. The large alteration system suggests reasonable potential for a deposit at depth, where structures intersect the productive horizon. A gravity survey was completed to delineate the structurally dislocated stratigraphic blocks and to determine depth to the potential ore horizon. Results are being integrated with magnetics and geology for interpretation.

The Clover and Sno properties are located in the Northern Nevada Rift, west of the Ken Snyder mine. Clover is located in the Jake Creek Trend structural corridor, actively being explored by Newmont. Both prospects are hosted in similar structural and stratigraphic settings to the Ken Snyder mine (Midas). Core relogging, structural mapping, and prospecting will commence on the properties in mid-July.

A reconnaissance exploration program is also under way in the Northern Nevada Rift to identify and acquire additional bonanza gold prospects. The company continues to also evaluate a number of prospective gold opportunities in Mexico.

For further information contact:

ATNA RESOURCES LTD.
Michael Williams, Vice President
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: atna@atna.com
http://www.atna.com